Filing by Luxottica Group S.p.A. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File No.: 001-10421

March 2, 2017

This presentation may contain forward-looking statements. Such forward-looking statements are inherently uncertain and are subject to a variety of significant business, economic and competitive risks, many of which Luxottica may be unaware of or unable to control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the proposed combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements.  Forward-looking statements are not guarantees of future performance.

The presentation does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. In connection with the proposed transaction with Essilor, Luxottica intends to file important information regarding the transaction, including required documentation, with the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities, as required. Investors are urged to carefully read all relevant documents filed with the SEC (and other regulatory authorities), including the prospectus when it becomes available, because they will contain important information about the proposed transaction. Investors may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the SEC’s website, www.sec.gov. Those documents, when filed, may also be obtained free of charge from Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team at +33 (02) 8633 4870/InvestorRelations@luxottica.com.